OMB APPROVAL
                                                       OMB NUMBER:    3235-0058
                                                       EXPIRES:   June 30, 1994
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                                                       HOURS PER RESPONSE..2.50

                                                            SEC FILE NUMBER

                                                              CUSIP NUMBER

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(CHECK ONE):  [X] Form 10-K  [ ] Form 20-F [ ]Form 11-K [ ] Form 10-Q
              [ ] Form N-SAR

           For Period Ended:  December 31, 1996
           [ ] Transition Report on Form 10-K
           [ ] Transition Report on Form 20-K
           [ ] Transition Report on Form 11-K
           [ ] Transition Report on Form 10-Q
           [ ] Transition Report on Form N-SAR
           For the Transition Period Ended: ___________________________________

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, Identify the Item(s) to which the notification relates:
   N/A
-------------------------------------------------------------------------------
PART I -- REGISTRANT INFORMATION
-------------------------------------------------------------------------------
FULL NAME OF REGISTRANT
   USR Industries, Inc.
-------------------------------------------------------------------------------
FORMER NAME IF APPLICABLE
  N/A
-------------------------------------------------------------------------------
ADDRESS OF PRINCIPAL EXECUTIVE OFFICES (STREET AND NUMBER)
  550 Post Oak Boulevard, Suite 545, Houston, Texas 77027
-------------------------------------------------------------------------------
CITY, STATE AND ZIP CODE

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed, (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on
[X] Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)


                                                 (Attach Extra Sheets If Needed)
                                                                SEC 1344 (11-91)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Ralph T. McElvenny, Jr.                    713             622-9171
      ----------------------------------     -----------    ------------------
                (Name)                       (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). Yes [ ] No [X]

      12/31/95 Form 10-K and 3/31/96, 6/30/96 and 9/30/96 Form 10-Q's
      --------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?   Yes [ ] No [X]

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

                               USR Industies, Inc.
                 ----------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   March 28, 1997          By /s/ RALPH T. MCELVENNY, JR. /AUTHORIZED PERSON
                                      Ralph T. McElvenny, Jr. /Authorized Person

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
--------------------------------------------------------------------------------
            INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                                                                  March 28, 1997


BY ELECTRONIC FILING - COURTESY CHARLES P. YOUNG

Securities and Exchange Commission
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C.  20549
Attention:        Document Control


            Re:   USR Industries, Inc. Report on Form 10-K for
                  YEAR ENDED DECEMBER 31, 1996


Dear Gentlepersons:

      Enclosed please find Form NT-10K - Notification of Late Filing by USR Industries, Inc. (the "Company") of its Annual Report on Form 10-K for the year ended December 31, 1996.

      For over a year the Company has been negotiating a possible "global settlement" aimed at resolving long-standing environmental litigation matters stemming from the era of World War I, in which substantial claims have been asserted by plaintiffs including the Nuclear Regulatory Commission and the EPA as well as plaintiff lawyers representing private landowners and plaintiff asserting other theories.

      To date the Company has won litigated settlements from insurers in amounts which in total substantially exceed the Company's net worth and its total assets. The Company applied part of these amounts to settle litigation, and the balance has been contributed to establish a multi-million dollar trust fund for payment of unresolved claims.

      The financial position of the Company remains adversely affected by the financial hangover from such claims, which relate back nearly a century when neither current stockholders nor management of the Company were alive. The Company's financial resources and personnel levels have been reduced to near-bankruptcy levels. The Company's common stock is no longer listed on a stock exchange for trading, and there is no current market for the Company's securities. Having devoted its resources primarily to retaining jobs and holding together otherwise viable manufacturing operations at its plant in rural Bloomsburg, Pennsylvania, the Company is without resources necessary to continue to engage its independent auditor, Coopers & Lybrand, and is delinquent in certain filings of periodic reports required under Section 13 and 15(d) of the Securities Exchange Act of 1934.

      Using internal resources the Company has arranged for certified public accounts experienced at "Big 6" public accounting firms to prepare comprehensive reports. The delinquent filings are expected to be brought up to date through filing of Annual Report on Form 10-K with comprehensive unaudited financial statements prepared by such accountants. The accountants believe that such reports can not be filed on a piecemeal basis but rather in one comprehensive filing which covers all outstanding periods through December 31, 1996.

      The foregoing are planned to be filed within two weeks from this date. The Company is attempting to bring filings current. However, to do so to meet the March 31, 1997 filing deadline would result in unreasonable effort and expense in light of the Company's current financial condition and the complexity of the environmental litigation.

      Accordingly, extension is requested.

                                          Very truly yours,

                                          Ralph T. McElvenny, Jr.
                                          For:  USR Industries, Inc.
                                          (Authorized Person)


RTM:tc
Enclosure - Form NT-10K